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                                                                   Exhibit 23(a)

            Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-59563, 333-11860 and 333-100004) (as amended by Post Effective
Amendment No. 1), of The Toro Company of our report dated June 11, 2004, with respect to the statements of net assets available for plan benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedules as of December 31, 2003 and for the year then ended, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Toro Company Investment, Savings, and Employee Stock Ownership Plan.

Minneapolis, Minnesota                                        /s/ KPMG LLP
June 24, 2004